UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SEC FILE NUMBER 000-53843
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U.S. CHINA MINING GROUP, INC.
Full Name of Registrant

Former Name if Applicable

15310 Amberly Drive, Suite 250
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33647
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

U.S. China Mining Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the period ended  December 31, 2013 (the “Form 10-K”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-K and in the consolidated financial statements included in the Form 10-K. The Company anticipates that its Form 10-K will be filed within the prescribed extension period in accordance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinyu Peng	(813)	514-2873
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2013, we expect to report sales of coal of approximately $3.02 million compared to $30.91 million for 2012, an anticipated decrease of 90%. In the year ended December 31, 2013, our sales volume decreased from both our Xing An and Tong Gong mines compared to the same period in 2012. The average selling price per ton for the year ended December 31, 2013 was $62.76 as compared to $50.83 for 2012. We anticipate that our sales volume was 48,180 tons for the year ended December 31, 2013, compared to 608,077 tons for 2012, a decrease of 92%, resulting primarily from the decrease in our mines’ production and the decrease of local demand. The decrease in local demand was attributable to numerous factors, including a growing surplus of supply over demand, continuously falling market prices for coal, especially power coal, and higher consumption of imported coal, the government’s policies of limiting coal consumption in favor of alternative fuel sources in residential and even for industrial usages, due to worsening air pollution in China, and the negative impacts from customers’ use of more coal imported from neighboring areas in Inner Mongolia.

Cost of goods sold (“COGS”) for the year ended December 31, 2013 is expected to be approximately $2.59 million, a decrease of $20.69 million or 89%, from $23.28 million for 2012. We expect to report that our total production for the year ended December 31, 2013 was 48,180 tons, compared to 483,628 tons for the corresponding period in 2012, a decrease of 435,448 tons, resulting from the changing geological conditions of Tong Gong mine’s under-shaft with increased rock zone as a result of our having to mine into the deeper areas of the underground mine, which limits the lifting capacity and results in higher extraction costs. We were also impacted by the temporary shutdown of the production of the Tong Gong mine due to government inspection requirements. In addition, Xing An also temporarily ceased production in the year ended December 31, 2013 due to the mine retrofit project and the government’s inspection requirements.  COGS as a percentage of sales was 86% for the year ended December 31, 2013, compared to 75% in 2012. Our average cost per ton was $53.79 in the year ended December 31, 2013, compared to $39.21 for the corresponding period in 2012. This increase was primarily attributable to higher infrastructure, safety and environment standard requirements and overall inflation in China resulting in increased labor, certain materials and energy costs used for the mining and processing. In addition, decreased production/sales volume caused relatively higher depreciation and amortization cost resulting in higher unit cost on average.

Our operating expenses totaled approximately $8.60 million for the year ended December 31, 2013 compared to $39.35 million for 2012, an anticipated decrease of $30.75 million or 78%. The decrease was attributable to decreased selling expenses resulting from decreased sales in the year ended December 31, 2013, compared to the comparable period of 2012 and decreased G&A expenses resulting from decreased production and business activities.  In addition, we had a goodwill impairment of $26.18 million in the year ended December 31, 2012.

As a result of the decreased sales and the increased percentage of COGS that we expect to report, we anticipate that our gross profit was $432,147 for the year ended December 31, 2013 compared to $7.63 million for the comparable period in 2012, a decrease of $7.20 million. Our net loss for the year ended December 31, 2013 is expected to be $7.74 million compared to $31.24 million for the corresponding period in 2012, a decrease in the amount of loss of $23.50 million.

U.S. China Mining Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014	By:	/s/ Xinyu Peng
Name: Xinyu Peng
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).